February 27, 2025


VIA E-MAIL
Thomas D. Peeney, Esq.
Paul Hastings LLP
200 Park Avenue
New York, NY 10166

               Re:    Oaktree Asset-Backed Income Fund Inc.
                      File No. 333-284676
                      File No. 811-24049
                      Oaktree Asset-Backed Income Private Fund Inc.
                      File No. 811-24048
Dear Mr. Peeney:
         On February 3, 2025, you filed (1) a registration statement on Form N-2 for Oaktree
Asset-Backed Income Fund Inc. (the    Fund   ) and (2) a registration statement
on Form N-2 for
Oaktree Asset-Backed Income Private Fund (the    Private Fund   ). Our comments
are set forth
below. Please apply all comments, other than those indicated to apply only to the Fund or only
to the Private Fund, to both the Fund   s and the Private Fund   s registration
statements. For
convenience, we generally organized our comments using the headings, defined terms and page numbers from the registration statement filed by the Fund (except for the comments indicated to apply only to the Private Fund where we used page numbers from the registration statement filed by the Private Fund). Where a comment is made with respect to the disclosure in one location of the filing, it applies to all similar disclosure found elsewhere.
PROSPECTUS
Cover Page     Investment Strategy
1. Please tell us why the same investment strategy is being offered through the Fund, which has
   filed its N-2 under the Securities Act of 1933 (   Securities Act   ) and
the Investment Company
   Act of 1940 (   1940 Act   ), and the Private Fund, which has filed its N-2
only under the 1940
   Act.
2. The fourth sentence of this section states that, as part of the 80% Policy, the Fund may also invest a portion of its assets in other income-generating instruments including, but not limited to, notes, bills, debentures, bank loans, convertible and preferred securities and government and municipal obligations. Please revise this sentence to state that these investments will be
   limited to no more than 20% of the Fund   s assets given that such
investments do not appear
   to be asset-backed investments. See Rule 35d-1(a)(2)(i) under the 1940 Act. Thomas D. Peeney, Esq.
Page 2
February 27, 2025

3. Applicable only to Private Fund: The Private Fund   s name includes the term
   Private Fund   .
   Please disclose an investment policy to invest at least 80% of the Private
Fund   s assets in
      private funds    or, alternatively, explain to us why such a policy is
not required. See Rule
   35d-1(a)(2)(i) under the 1940 Act.
4. The first sentence of the second paragraph of this section states that the Fund may invest up
   to 20% of its assets in    investments other than ABF Investments . . .
including cash or cash
   equivalents, and liquid fixed-income securities . . .   . Please identify
here any investments
   other than ABF Investments that are part of the Fund   s principal
strategies and disclose any
   corresponding risks of such investments under    Principal Risks of
Investing in the Fund   .
5. The second sentence of the second paragraph of this section states that the Fund may invest
   up to 10% of its assets in    listed structured credit    securities. Please
briefly disclose the
   types of investments listed structured credit securities include.
6. The third paragraph of this section identifies three segments and the first sentence of the next paragraph refers to two of these segments. To avoid investor confusion, please consider defining the terms investment grade segment, core segment and opportunistic segment and using these defined terms when referring to these segments.
7. The first sentence of the fourth paragraph of this section states that the Fund will invest primarily in the core segment and supplement that sleeve with a limited number of more opportunistic investments. If core and opportunistic investments consist of below investment-grade investments, please disclose that here, with a reference to
   junk   .
8. The second sentence of the fourth paragraph of this section refers to the
pursuit of    effective
   structural protections.    Please disclose how the Fund defines effective
structural protections.
9. The first sentence of the fifth paragraph of this section states that the
Fund    intends to focus
   on opportunities with return profiles in line with traditional private
credit.    Please briefly
   disclose what    traditional private credit    is.
10. The second sentence of the fifth paragraph of this section refers to senior lending to
    platforms    and    originator equity   . Please disclose how the Fund is
defining    senior lending
    platforms    and    originator equity   .
Cover Page     Interval Fund Repurchase Offers
11. Please disclose the intervals between deadlines for repurchase requests, pricing and
    repayment, and the anticipated timing of the Fund   s initial repurchase
offer. Please also
    include here a cross-reference to those sections of the Prospectus that
discuss the Fund   s
    repurchase policies and the risks attendant thereto. See Guide 10 to Form
N-2.
 Thomas D. Peeney, Esq.
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February 27, 2025

Cover Page     Adviser
12. Disclosure states that the Adviser receives the Management Fee. Please disclose that the
    Adviser also receives an Incentive Fee.
13. The last sentence of this section states that the Adviser has contractually agreed to waive the
    Management Fee through at least April 30, 2026. If the Adviser can recoup amounts waived, please disclose that here.
Cover Page     Risks
14. Please bold the bulleted risk factors on the Cover Page.
Cover Page
15. Applicable only to Private Fund: The third to last paragraph on the Prospectus cover page states that the Shares have not been registered under the Securities Act and are being offered and sold solely in private placement transactions in reliance on an exemption from registration under Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D. Please
    provide a detailed legal analysis of why the Private Fund   s private
offering of Shares should
    not be integrated with the Fund   s public offering of Shares. See Rule 152
under Securities
    Act.
Prospectus Summary     Principal Strategies (pages 1     3)
16. Please disclose the Fund   s credit quality policy and maturity policy with
respect to the
    investments that are part of its principal strategies and, to the extent not already disclosed,
    add corresponding principal risk disclosure under    Principal Risks of
Investing in the Fund   .
    Also, if the Fund will invest in junior and equity tranches of asset-backed investments as a principal strategy, please disclose such investments here and disclose the corresponding risks
    of such investments under    Principal Risks of Investing in the Fund   .
17. Applicable only to Private Fund: Given that it appears that the initial investment minimum of
    $25,000 can be waived without limitation, please disclose that the Private Fund will not invest more than 15% of its assets in entities that rely on Sections 3(c)(1) and/or 3(c)(7) of the 1940 Act other than CLOs and other asset-backed issuers.
Prospectus Summary     Adviser (page 3)
18. The first paragraph of this section identifies the Adviser, OCM (the
Adviser   s affiliate) and
    Brookfield Oaktree Holdings, LLC (the Adviser   s parent). If the Adviser
uses personnel
    from an affiliate in providing investment management services to the Fund pursuant to a personnel/resource sharing agreement, please describe to us the following:
       a. the specific services any affiliate of the Fund or Adviser and such
affiliate   s
          employees will provide on the Adviser   s behalf and why those
services do not
          amount to investment advisory services provided to the Fund;
 Thomas D. Peeney, Esq.
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February 27, 2025

       b. the extent to which the Adviser will depend on such affiliate   s
personnel in providing
          investment advisory services;
       c. whether personnel of such affiliate of the Adviser who provide investment advice with respect to the Fund will be supervised persons of the Adviser under Section
          202(a)(25) of the Investment Advisers Act of 1940 (   Advisers Act
);
       d. whether and what fees are paid to such affiliate of the Adviser for the described services and whether or not they are paid pursuant to a personnel or resource sharing agreement;
       e. whether such affiliate of the Adviser is considered to be a fiduciary with respect to the Fund in connection with providing the described services;
       f. by whom the personnel being provided for use by the Adviser for advisory services to the Fund are employed and how such employer is affiliated with the Adviser and the
          Fund (i.e., controlled subsidiary, wholly or majority owned subsidiary); and
       g. the registration status of such affiliate and where such affiliate is domiciled.
19. The first sentence of the second paragraph of this section refers to the
firm   s    competitive
    advantages. Please clarify what entity the firm is referring to in this sentence and throughout this section.
Prospectus Summary     Periodic Repurchase Offers (page 4)
20. The sixth sentence of this section states that the Fund may modify the amount of a repurchase fee at any time. Please disclose that the repurchase fee may not exceed 2.00%. See Rule
    23c-3(b)(1) under the 1940 Act.
Prospectus Summary     Investor Suitability (pages 5     6)
21. Applicable only to Private Fund: The first sentence of the second paragraph of this section states that each prospective investor in the Private Fund will be required to certify that it is an accredited investor. Please reconcile this disclosure with the disclosure on the Registration
    Statement cover page that states that investments in the Private Fund may be made only by investors who are qualified clients under Rule 205-3 under the Advisers
Act.
Prospectus Summary     Summary of Principal Risks of the Fund (pages 6     21)
22. On page 6, the second sentence of the first risk factor states that the
Fund has    a limited
    history of operations.    Please revise this disclosure to state that the
Fund has no history of
    operations, per the heading of this risk factor.
23. The following risk factors describe types of investments that are not identified under
       Principal Strategies   : Asset-Backed Securities (page 6); real-estate
related investments
    under Investments in Real Estate and Mortgage-Backed Securities Generally (page 7);
    Commercial Mortgage-Backed Securities (page 7); Residential Mortgage-Backed Securities
 Thomas D. Peeney, Esq.
Page 5
February 27, 2025

    (page 8); Collateralized Loan Obligations (page 9); Emerging Markets Risk (page 20); and
    Derivatives Risk (page 21). Given that investing in each of these types of investments is identified as a principal risk, please describe such investments under Principal Strategies or explain to us why it is not necessary to do so.
24. On page 10, the first sentence of the    Loan Investment Activities    risk
factor states that the
    Fund may invest in    debt or equity financing.    Please specify what
investments are made
    when the Fund invests in    debt or equity financing.
25. On page 13, the first sentence of the fourth paragraph under    Nature of
Loan Priority and
    Security   , refers to    accordion . . . provisions   . Please disclose
what accordion provisions
    are in plain English. See Rule 421(b)(4) under the Securities Act.
26. On page 19, the first sentence under    Focused Investment Risk
describes certain risks to
    the extent the Fund focuses its investments in a particular sector or country. If the Fund will be focused on a particular sector or country at launch, please disclose the specific risks of
    that sector or country under    Principal Risks of Investing in the Fund
..
27. On page 20, the last sentence under    Emerging Markets Risk    states that
investing in
    securities of issuers based or doing business in emerging markets entails all of the risks of investing in securities of foreign issuers. Please consider adding a risk factor describing the risks of investing in foreign issuers.
Summary of Fund Expenses (pages 22     24)
28. Footnote 4 describes the Management Fee Waiver Agreement under which the Adviser has
    agreed to waive the Management Fee    through at least April 30, 2026.
Footnote 10
    describes the Expense Limitation and Reimbursement Agreement which will also be in effect
       through at least April 30, 2026.    Please confirm that the Management
Fee Waiver
    Agreement and the Expense Limitation and Reimbursement Agreement (and the related line item in the fee table specifying the amount of fees waived or reimbursed) will only be included in the fee table and reflected in the examples if such agreements extend for at least one year from the effective date of this registration statement.
29. Footnote 7 states that the table assumes the use of leverage in an amount equal to 20% of the
    Fund   s Managed Assets. Please also disclose the use of leverage in an amount based on the
    Fund   s net assets.
30. Footnote 10 describes the Expense Limitation and Reimbursement Agreement. As it appears that amounts waived pursuant to the Management Fee Waiver Agreement also appear in the fee table line item associated with this footnote, please also describe the Management Fee
    Waiver Agreement in Footnote 10. Please also disclose any ability of the Adviser to recoup waived expenses under either of these agreements and briefly describe the terms of such recoupments.
 Thomas D. Peeney, Esq.
Page 6
February 27, 2025

31. The second sentence introducing the Examples states that the    fee waiver
is taken into
    account only for the one-year expense example.    Please specify which fee
waiver(s) are
    being referred to here, using the defined terms.
32. In the Example disclosure, please replace the language    if you redeem
your Shares    and    if
    you do not redeem your Shares    with language that references Shares being
repurchased or
    not repurchased. Also, please explain to us why two sets of examples are included given that the Example assumes a $1,000 investment in Shares and the CDSL for Class A Shares only applies to purchases of $250,000 or more.
Financial Highlights (page 25)
33. Please replace    performance    with    highlights   .
The Fund   s Investment Objective and Principal Strategies (pages 28     29)
34. Please disclose if the investment objective may be changed without a vote of the holders of a majority of voting securities. See Item 8.2.a. of Form N-2.
Investment Philosophy and Process     Underwriting/Diligence (pages 31     33)
35. On page 32, please revise the following disclosure so that it is in plain
English:    skim   ,    to
    be ramped    and    headline risk   . See Rule 421(b)(4) under Securities
Act.
Investment Philosophy and Process     Risk Monitoring (pages 33     34)
36. On page 33, the first sentence of the fourth paragraph of this section
refers to    CoStar   .
    Please disclose what kind of entity CoStar is.
Leverage (pages 35     36)
37. The first sentence of this section states the Fund intends to add leverage to its portfolio by utilizing borrowings, including through one or more subsidiaries. Please respond to the following comments regarding subsidiaries. Note that the term
subsidiary,    when used in
    items c, d, e and f below, refers to an entity (regardless of whether or not the Fund set up the
    entity) that: (1) is    primarily controlled    by the Fund; and (2)
primarily engages in
    investment activities in securities or other assets.    Primarily
controlled    means: (1) the Fund
    controls the unregistered entity within the meaning of Section 2(a)(9) of the 1940 Act, and
    (2) the Fund   s control of the unregistered entity is greater than that of any other person.
   a. Please confirm to us that the financial statements of any wholly-owned or substantially-
      owned subsidiaries will be consolidated with those of the Fund. If not, please explain why not.
   b. Please tell us if any of the Fund   s wholly-owned or substantially-owned
subsidiaries will
      charge a management fee. If so, please confirm to us that the management fees
      (including performance fees) of any subsidiary whose financial statements are
      consolidated with those of the Fund will be included in the    Advisory
Fee    line item of
 Thomas D. Peeney, Esq.
Page 7
February 27, 2025

       the fee table and any such subsidiary   s expenses will be included in
the    Other Expenses
       line item of the fee table.
   c. Please confirm to us that subsidiaries and their boards of directors will agree to inspection
      by the staff of the subsidiary   s books and records, which will be
maintained in
      accordance with Section 31 of the 1940 Act and the rules thereunder.
   d. If any subsidiary is a foreign entity, please confirm to us that the subsidiary and its board of directors will agree to designate an agent for service of process in the United States.
   e. Disclose any of the subsidiaries    principal investment strategies or
principal risks that
      constitute principal investment strategies or principal risks of the Fund. The principal investment strategies and principal risk disclosures of the Fund should reflect aggregate operations of the Fund and subsidiaries.
   f. Confirm to us that any subsidiary   s investment advisory contract will
be filed as an
      exhibit to the registration statement as it is a material contract. See
Item 25.2.k. of Form
      N-2.
Principal Risk Considerations     Private Credit Risk (page 61)
38. Under    Principal Strategies   , please disclose what private credit is.
39. Applicable only to Fund: The first sentence of this risk factor indicates
that the Fund   s
    investments in private credit may be made through investments in pooled investment vehicles. Please disclose that the Fund will not invest more than 15% of its assets in entities that rely on Sections 3(c)(1) and/or 3(c)(7) of the 1940 Act other than CLOs and other asset-
    backed issuers.
Management of the Fund     The Advisory Agreement (pages 92     93)
40. The staff notes the disclosure regarding Pre-Incentive Fee Net Investment Income. Please disclose here that the calculation of such income may result in shareholders being charged an incentive fee on amounts higher than what they actually receive. Also, please confirm and disclose the treatment of income from investments with a deferred interest feature (such as original issue discount, debt instruments with a payment-in-kind interest and zero-coupon securities) in the calculation of Pre-Incentive Fee Net Investment Income.
Management of the Fund     Portfolio Management (pages 93     94)
41. Please disclose that the Statement of Additional Information includes additional information
    regarding the portfolio managers    compensation, other accounts managed
and ownership of
    securities in the Fund. See Item 9.1.c. of Form N-2.
Plan of Distribution     Purchasing Shares (pages 98     99)
42. Applicable only to Fund: On page 99, the seventh sentence of the first full paragraph states that selling agents may, in their sole discretion, reduce or waive the sales load on a non-
 Thomas D. Peeney, Esq.
Page 8
February 27, 2025

   scheduled basis in individual cases. Please delete this disclosure and instead disclose any arrangements that result in breakpoints in, or eliminations of, sales loads and identify each class of individuals or transactions to which the arrangements apply. See In the Matter of the
   Application of Oaktree Fund Advisors, LLC and Oaktree Diversified Income Fund Inc.
   (December 3, 2021) at

sec.gov/Archives/edgar/data/1822973/000110465921146353/tm2134470d1_40appa.htm, at
   text accompanying and following note 23. See also Item 12(a)(2) of Form N-1A; IM
   Guidance Update 2016-06 at IM Guidance Update: Mutual Fund Fee Structures.
43. Applicable only to Fund: On page 99, the last sentence of the first full paragraph states that investors should consult with their selling agents about the sales load. Please revise this sentence to reflect that sales load disclosure must be included in the prospectus rather than
    obtained only from selling agents (e.g.,    investors should consult with
their selling agents for
    more [emphasis added] information about the sales load).
Plan of Distribution     Investment Minimums (pages 99     100)
44. Applicable only to Private Fund: This section states    Please see the
Statement of Additional
    Information for details.    Please disclose the specific section of the
Statement of Additional
    Information that includes the details.
Plan of Distribution     Shares Purchased or Held through Financial
Intermediaries (pages
103     104)
45. Applicable only to Fund: The first two sentences of this section state that the availability of sales charge waivers and discounts may depend on the particular financial intermediary or type of account through which you purchase or hold Shares and that the Fund s sales charge waivers or discounts disclosed in this Prospectus are available for qualifying purchases and are generally available through financial firms. Please revise this disclosure to reflect that any sales charge waivers or discounts available through particular intermediaries are disclosed in the Prospectus. See Item 12(a)(2) of Form N-1A; IM Guidance Update 2016-06.
Periodic Repurchase Offers     Repurchase Request Deadline (page 105)
46. In this section, please also state that the Fund will provide notification of its repurchase offer no more than 42 days before the repurchase request deadline. See Rule 23c-3(b)(4)(i) under the 1940 Act.
Custodian and Transfer Agent (page 121)
47. Please identify any subsidiary   s custodian.
 Thomas D. Peeney, Esq.
Page 9
February 27, 2025

STATEMENT OF ADDITIONAL INFORMATION
Investment Objectives and Policies     Investment Strategies     Investments in
Special
Purpose Entities (page 2)
48. The first sentence of this section states that the Fund may elect to form special purpose entities for the purpose of purchasing or originating contractual assets. Please disclose the same information disclosed in the second and third sentences under
Leverage    on page 35
    of the Prospectus for special purpose entities. Please also apply comments 35 and 45 above to special purpose entities.
Additional Risk Factors (pages 6     15)
49. Certain of the risk factors identified in this section are identified as principal risks in the
    Prospectus (e.g., Convertible Securities Risk; Collateralized Loan Obligations). Please revise
    this section   s heading and introductory sentence to clarify that the
disclosure includes both
    principal and additional (or non-principal) risk factors.
Investment Restrictions     Fundamental Restrictions (pages 16     17)
50. The first sentence of item (3) excludes mortgage-backed securities and mortgage-related
    securities) from the Fund   s concentration policy. Please revise the
disclosure so such
    securities are not excluded from the Fund   s concentration policy or,
alternatively, revise so as
    to only exclude agency mortgage-backed securities from the policy.
51. On page 17, please disclose a fundamental policy (or revise the existing fundamental policies with respect to repurchase offers) to also state the periodic intervals between repurchase request deadlines. See Rule 23c-3(b)(2)(i)(B) under the 1940 Act.
Management of the Fund     Directors and Officers (pages 18     21)
52. Please disclose Stuart A. McFarland   s principal occupation(s) for the
past five years, instead
    of only until 2021. See Item 18.1. of Form N-2.
53. Please state the principal business of    My Flex Inc.   . See Instruction
3 to Item 18.1. of Form
    N-2.
54. For each director, the last column in the table references    several
investment companies
    advised or administered by certain entities. Please disclose the investment companies for which the director serves as director in accordance with Instruction 4 to
Item 18.1. of Form
    N-2.
Management of the Fund     Board Leadership Structure (page 22)
55. The first sentence of the second paragraph of this section states that the Board has determined that its leadership structure is appropriate. Please disclose why the Board determined that its leadership structure is appropriate given the specific characteristics and circumstances of the Fund. See Item 18.5. of Form N-2.
 Thomas D. Peeney, Esq.
Page 10
February 27, 2025

Management of the Fund     Governance Committee (pages 24     25)
56. The last sentence of this section states that the Governance Committee will consider nominees recommended by shareholders who, separately or as a group, own at least one percent of the Shares. Please also disclose the procedures for a shareholder to submit nominations. See Item 18.5.(b)(4) of Form N-2.
Management of the Fund     Indemnification of Officers and Directors;
Limitations on
Liability (pages 26     27)
57. In the second sentence of this section, please insert    for money damages
  after    liability   .
    See Section 8.1 of Articles of Amendment and Restatement filed as Exhibit
(a)(2).
Management of the Fund     Portfolio Managers (pages 30     31)
58. The second sentence of the second paragraph of this section states that the number of accounts and total assets in the accounts where fees are based on performance is also indicated as of September 30, 2024. Please disclose such information as it does not appear to be disclosed in the table.
Financial Statements (page 53)
59. Please confirm that the Fund will categorize the schedule of investments by: (i) type of investment (common stock, preferred stock, fixed income, government securities, warrants, short-term securities, other investment companies, etc.); and (ii) the related industry, country or geographic location. See Regulation S-X 12-12, at note 2.
60. Applicable only to Fund: The staff notes the financial information is blank and will be filed by amendment. The staff may have further comments upon review of such information.
61. Applicable only to Private Fund: The staff notes the disclosure in Note 3 to seed financial statements (Fees and Other Transactions with Affiliated Parties) that
states that    [t]he
    Advisory Agreement provides that the Fund shall pay the Adviser a monthly fee for its
    services at an annual rate of 1.35% of the Fund   s average daily net
assets [emphasis added]
    (plus the amount of borrowings for investment purposes) (   Managed Assets
 ).    The staff
    further notes the disclosure contained within the fee table, which states
that    [p]ursuant to an
    investment advisory agreement . . ., the Adviser receives an annual fee . . .., payable monthly
    in arrears by the Fund, in an amount equal to 1.35% . . . of the Fund   s
average daily
    Managed Assets [emphasis added]. Managed Assets are defined as the total assets of the
    Fund (including any assets attributable to borrowings for investment purposes) minus the
    sum of the Fund   s accrued liabilities (other than liabilities
representing borrowings for
    investment purposes) and derivatives will be valued at their market value. Please confirm that the advisory fee is calculated in accordance with the Advisory Agreement and align the disclosures in the financial statements going forward.
 Thomas D. Peeney, Esq.
Page 11
February 27, 2025

62. Applicable only to Private Fund: The staff notes the disclosure in Note 3 to seed financial statements (Fees and Other Transactions with Affiliated Parties) that
states that    [f]or its
    services under the Administration Agreement, the Administrator receives from the Fund an
    annual fee equal to 0.03% of the Fund   s Managed Assets.    Disclosure
elsewhere in the
    Registration Statement (e.g., on the cover page of the private placement memorandum) states
    that    [f]or its services under the Administration Agreement, PSG receives from the Fund: (i)
    when the Fund   s Managed Assets are less than $500 million, an annual fee of $150,000; and
    (ii) when the Fund   s Managed Assets are equal to or exceed $500 million,
a fee at an annual
    rate of 0.03% of the Fund   s average daily Managed Assets [emphasis
added], payable
    monthly in arrears.    See also Exhibit (k)(1), including Administration
Agreement Fee
    Schedule at Exhibit 2. Please explain to us this discrepancy in the disclosures regarding the payment amounts under the Administration Agreement and align the disclosures in the financial statements with the Administration Agreement going forward. Further, the fee table assumes estimated net assets of approximately $100,000,000 for the fiscal year ending 2025.
    Please confirm to us that the fees presented in the fee table relating to the administration fee are consistent with the Administration Agreement and the asset thresholds detailed above.
PART C     OTHER INFORMATION
Item 25. Financial Statements and Exhibits
63. Please confirm to us that the legality opinion of Venable LLP will be consistent with Staff
    Legal Bulletin 19.
Item 34. Undertakings
64. Applicable only to Fund: If the Fund will rely on Rule 430A under the Securities Act, please include undertaking 34.4.
GENERAL COMMENTS
65. We note that many portions of your filing are incomplete or to be updated by amendment.
    We may have additional comments on such portions when you complete them in pre-
    effective amendments filed by the Fund or amendments filed by the Private Fund, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment by the Fund or added in any amendment by the Private Fund.
66. Applicable only to Fund: If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on
    Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.
67. Please advise us if you have submitted or expect to submit any exemptive applications or no-
    action requests in connection with your registration statement.
 Thomas D. Peeney, Esq.
Page 12
February 27, 2025

68. Responses to this letter should be in the form of a pre-effective amendment filed by the Fund pursuant to Rule 472 under the Securities Act and an amendment filed by the Private Fund.
    Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.
       In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
                                               * * * * *
       If you have any questions prior to filing a pre-effective amendment, please call me at
(202) 551-6782.
                                                            Sincerely,
                                                            /s/ Anu Dubey
                                                            Anu Dubey
                                                            Senior Counsel
cc:    Michael Spratt, Assistant Director
       Thankam Varghese, Branch Chief
       Lauren Hamilton, Staff Accountant